October 2014 Pricing Sheet dated October 20, 2014 relating to Preliminary Terns No. 1,661 dated October 7, 2014 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities
Trigger PLUS Based on the Performance of a Basket of Five Commodities due April 22, 2015
Trigger Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities
PRICING TERMS – OCTOBER 20, 2014
Issuer:	Morgan Stanley
Issue price:	$1,000 per Trigger PLUS (see “Commissions and issue price” below)
Stated principal amount:	$1,000 per Trigger PLUS
Pricing date:	October 20, 2014
Original issue date:	October 23, 2014 (3 business days after the pricing date)
Maturity date:	April 22, 2015
Aggregate principal amount:	$5,888,000
Basket:	Basket commodity	Bloomberg ticker symbol*	Weighting	Initial basket commodity price
	West Texas Intermediate light sweet crude oil futures contracts (“WTI crude oil”)	CL1	20%	$82.71
	Copper spot price (“copper”)	LOCADY	20%	$6,615
	Platinum fixing price (“platinum”)	PLTMLNPM	20%	$1,268
	Milk futures contracts (“milk”)	DA1	20%	23.99¢
	Live cattle futures contracts (“live cattle”)	LC1	20%	168.025¢
* Bloomberg ticker symbols are being provided for reference purposes only.  The initial basket commodity prices were determined and the final basket commodity prices will be determined based on the values published by the relevant exchange, and, notwithstanding the Bloomberg ticker symbols provided for reference purposes above, such prices may be based on the second nearby month futures contract, as further described under “Commodity price” on page 2.

Payment at maturity:
▪ If the basket performance factor is greater than 100%:
$1,000 + leveraged upside payment
▪ If the basket performance factor is less than or equal to 100%, but the basket performance factor is greater than or equal to the trigger level:
$1,000
▪ If the basket performance factor is less than the trigger level:
$1,000 x basket performance factor
Under these circumstances, the payment at maturity will be less than $900 and could be zero.  There is no minimum payment at maturity on the Trigger PLUS.  Accordingly, you could lose your entire initial investment in the Trigger PLUS.

Leveraged upside payment:	$1,000 x leverage factor x basket percent increase
Leverage factor:	200%
Basket percent increase:	The sum of the products of, with respect to each basket commodity: [(final basket commodity price – initial basket commodity price) / initial basket commodity price] x weighting
Trigger level:	90%
Basket performance factor:	The sum of the products of, with respect to each basket commodity: (final basket commodity price / initial basket commodity price) x weighting
Valuation date:	In respect of each basket commodity, April 17, 2015, subject to adjustment for a non-trading day or a market disruption event in respect of the applicable basket commodity.
Interest:	None
CUSIP / ISIN:	61762GCD4 / US61762GCD43
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$948.30 per Trigger PLUS. See “Investment Summary” in the accompanying preliminary terms.
	Terms continued on the following page
Commissions and issue price:	Price to public(1)	Agent’s commissions and fees	Proceeds to issuer(4)
Per Trigger PLUS	$1,000	$12.50(2)
	$5.00(3)		$982.50
Total	$5,888,000	$103,040	$5,784,960
(1)
The actual price to public and agent’s commissions and fees for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Trigger PLUS purchased by that investor.  The lowest price payable by an investor is $993.75 per Trigger PLUS.  Please see “Syndicate Information” in the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $12.50 for each Trigger PLUS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest”  in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(3)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $5.00 for each Trigger PLUS.
(4)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The Trigger PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 1,661 dated October 7, 2014
Prospectus Supplement for PLUS dated August 17, 2012                        Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Trigger PLUS Based on the Performance of a Basket of Five Commodities due April 22, 2015
Trigger Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities

Terms continued from previous page:
Commodity price:
For any trading day:
WTI crude oil: the official settlement price per barrel of WTI crude oil on the NYMEX Division of the first nearby month futures contract, stated in U.S. dollars, as made public by the NYMEX Division on such date, provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX Division), then the second nearby month futures contract on such date.
Copper: the official cash offer price per tonne of Copper Grade A on the London Metal Exchange (“LME”) for the spot market, stated in U.S. dollars, as determined by the LME on such date.
Platinum: the afternoon platinum fixing price per troy ounce gross of platinum for delivery in Zurich through a member of the London Platinum and Palladium Market (“LPPM”) authorized to effect such delivery, stated in U.S. dollars, as calculated and published by the LPPM on such date.
On October 16, 2014, The London Platinum and Palladium Fixing Company Limited announced that the LME has been selected and has committed to become the new administrator of the London Platinum and Palladium Fixing with effect from December 1, 2014 and that the LME has developed a bespoke platform that will provide for an “electronic pricing solution.”  If this transfer takes place, the calculation agent may, in its sole discretion, determine that the commodity price for platinum will be based on the new pricing methodology developed by the LME.  The calculation agent may make such adjustments as it determines are necessary to ensure that the commodity price for platinum is comparable to such commodity price prior to such transfer and fairly represents the value of platinum.
Milk: the official settlement price per pound of deliverable-grade Class III milk on the Chicago Mercantile Exchange (“CME”) of the first nearby month futures contract (or, in the case of any trading day after the date of the last trade of the options contract (if there is more than one options contract, then the options contract with the latest date) pertaining to the first nearby month futures contract, the second nearby month futures contract), stated in U.S. cents, as made public by CME on such date.
Live cattle: the official settlement price per pound of deliverable-grade live steers on the CME of the first nearby month futures contract (or, in the case of any trading day after the date of the last trade of the options contract (if there is more than one options contract, then the options contract with the latest date) pertaining to the first nearby month futures contract, the second nearby month futures contract), stated in U.S. cents, as made public by CME on such date.

Relevant exchange:	WTI crude oil: NYMEX Division Copper: LME Platinum: LPPM. See “Summary Terms—Commodity price—Platinum” above. Milk: CME Live cattle: CME
Initial basket commodity price:	The commodity price for the applicable basket commodity on the pricing date, as set forth under “Basket—Initial basket commodity price” above.
Final basket commodity price:
The commodity price for the applicable basket commodity on the valuation date, subject to adjustment for each basket commodity individually in the event of a market disruption event or a non-trading day.